UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

—————————————

AMENDMENT NO. 2

TO

SCHEDULE 13D

(RULE 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MICRO IMAGING TECHNOLOGY, INC.

(Formerly Electropure, Inc.)

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

59484E 10 0

(CUSIP Number)

Catherine Patterson

Micro Imaging Technology, Inc.

970 Calle Amanecer, Suite F

San Clemente, CA 92673

(949) 388-4546

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 24, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [  ].

(Continued on following pages)

(Page 1 of 5 pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D – AMENDMENT NO. 2

CUSIP No. 59484E 10	PAGE 2 OF 5 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert Pett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION California, USA

NUMBER OF SHARES	7	SOLE VOTING POWER 298,145,542
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER None
EACH REPORTING	9	SOLE DISPOSITIVE POWER 298,145,542
PERSON WITH	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,145,542 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% of the Common Stock – 2.8% of Convertible Preferred Stock – 15.6% of voting power

14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 2 amends, in relevant part as follows, the Schedule 13D, filed September 19, 2012 of Robert Pett (the “Reporting Person”) with respect to the common stock, $0.01 par value per share (“Common Stock”) of Micro Imaging Technology, Inc., a California corporation.

ITEM 1.	SECURITY AND ISSUER

Common Stock, $0.01 par value, of Micro Imaging Technology, Inc., (formerly, Electropure, Inc.), a California corporation (“MIT”). The principal executive office of MIT is located at 970 Calle Amanecer, Suite F, San Clemente, California 92673.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	Robert Pett

(b)	33431 Stern Wave Place, Dana Point, California 92629

(c)	Area Sales Manager – Toshiba Machine Company

(d)	Not applicable

(e)	Not applicable

(f)	U.S.A.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds utilized to acquire the 70,000,000 shares of Micro Imaging Technology, Inc. common stock, as described below, were from Mr. Pett’s personal funds.

ITEM 4.	PURPOSE OF THE TRANSACTION

On May 21, 2012, Mr. Pett, entered into a Subscription Agreement to purchase a total of two hundred million shares of the Issuer’s common stock at $0.001 per share over a six-month period. As of September 19, 2012, the Company had received $130,000 of the total purchase commitment. On September 24, 2012, the Issuer received an additional $70,000 and issued Mr. Pett an additional 70,000,000 shares under the purchase arrangement.

Mr. Pett may in the future acquire, hold and dispose of shares of Common Stock or warrants or options for such Common Stock or other securities of MIT and such transactions may be in the open market, privately or directly from MIT.

Except as set forth above, Mr. Pett does not have any plans or proposals which may have, which relate to or which would result in:

(a)	The acquisition by any person of additional securities of MIT, or the disposition of securities of MIT;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MIT or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of MIT or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of MIT, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of MIT;

(f)	Any other material change in MIT’s business or corporate structure;

(g)	Changes in MIT’s charter, bylaws or instruments, correspondence thereto or other actions which may impede the acquisition or control of MIT by any person;

(h)	Causing a class of securities of MIT to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of MIT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER

(a)	Mr. Pett owns the following shares of MIT:

298,145,542 shares of Common Stock with one vote per share.

Mr. Pett owns beneficially 14.0% of the Common Stock; 2.8% of the Convertible Preferred Stock; with 15.6% of the voting power of all classes of stock of MIT.

(b)	Mr. Pett has the sole voting and dispositive power over the shares he owns.

(c)	Since September 19, 2012, Mr. Pett has entered into the following transactions with regard to MIT’s Common Stock:

On September 24, 2012, Mr. Pett purchased 70,000,000 shares of common stock from the Issuer for $70,000, or $0.001 per share, pursuant to a May 21, 2012 purchase commitment arrangement.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

In connection with an April 20, 12 Subscription Agreement, Mr. Pett has a three-year option to purchase up to 40,000,000 shares of common stock at an exercise price of $0.002 per share during the first year; $0.005 during the second year; and $0.01 per share during the third year.

In connection with the May 21, 2012 Subscription Agreement, Mr. Pett received a one-year option to purchase up to 33,333,333 additional shares of common stock at $0.003 per share during the one-year period commencing on the date the final subscription dollars have been invested.

ITEM 7.	EXHIBITS

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: September 26, 2012

/s/ ROBERT PETT
ROBERT PETT